UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14f
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Magnolia Solar Corporation
(Exact name of registrant as specified in its charter)

Nevada	333-151633
(State or other jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

54 Cummings Park, Suite 316.
Woburn, MA 01801

Registrant’s telephone number, including area code (781) 497-2900

Copies to:
Andrea Cataneo, Esq.
Sean F. Reid, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Introduction

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Magnolia Solar Corporation, a Nevada corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about January 14, 2010, by the Company to the holders of record of shares of its Common Stock as of the close of business on January 14, 2010. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to an Agreement of Merger and Plan of Reorganization, dated as of December 31, 2009 (the "Merger Agreement"), with Magnolia Solar, Inc. (“Magnolia Solar”), and Magnolia Solar Acquisition Corp. (the “Merger”).

Change of Control

Upon the closing of the Merger on December 31, 2009, each share of Magnolia Solar’s common stock issued and outstanding prior to the Closing of the Merger was exchanged for the right to receive 0.76 shares of our common stock.

At the closing of the Merger, Dr. Ashok Sood was appointed as President, Chief Executive Officer and as a member of the Board of Directors.  In addition, Dr. Yash Puri was appointed Executive Vice-President and Chief Financial Officer of the Company.

Zacharey Zenith, the Company’s sole director tendered his resignation as President, Chief Executive Officer and Chief Financial Officer of the Company effective immediately and as a Director, which shall take effect on the 10th day following the filing of this Form 14(f).

 On or about the 10th day after the filing of this Form 14(f), Mr. Zenith’s resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Name	Age	Position
Dr. Ashok Sood	62	President, Chief Executive Officer and Director
Dr. Yash Puri	62	Executive Vice-President, Chief Financial Officer and Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Merger, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share.  As of January 13, 2010, there were 18,110,800 shares of the Company’s common stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of January 13, 2010 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Dr. Ashok Sood	6,156,000	33.99%
Dr. Yash Puri	6,156,000	33.99%
All officers and directors as a group	12,312,000	67.98%
East Inlet Partners 113 East Inlet Drive Palm Beach, FL 33480	1,232,000	6.80%

(1)	Except as otherwise indicated, the address of each beneficial owner is the Company’s address.
(2)
Applicable percentage ownership is based on 18,110,800 shares of common stock outstanding as of January 13, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of January 13, 2010 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of January 13, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on Merger Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Zacharey Zenith, President, Chief Executive Officer, Chief Financial Officer and Director

Zacharey Zenith served as President, Chief Executive Officer and Chief Financial Officer of the Company until the closing of the Merger. Following receipt of a BBA from the University of Winnipeg in 1994, Mr. Zenith completed the real estate 1000 course and worked as a real estate agent for ReMax and Century 21 through 2003, when he completed an accredited Mortgage Broker licence course. In 2004, Mr. Zenith founded Alphabet Financial Corp. (“Alphabet”), a real estate investment management company that is engaged in raising money for real estate development and lending. Since that time, Alphabet has or is in the process of developing $25 million of single and muti family real estate located in Calgary’s inner city and as a private lender to many of Calgary’s mid size builders. Alphabet also manages over $30 million worth of residential and commercial real estate in Calgary.

Incoming Directors and Current Officers

Dr. Ashok Sood, President, Chief Executive Officer and Director

Dr. Ashok Sood was appointed as President, Chief Executive Officer and as a Director of the Company upon closing of the Merger. He is a 30-year industry veteran with experience that includes developing and managing solar cells, optical, and optoelectronics technology products for several major corporations, including Lockheed-Martin, BAE Systems, Loral, Honeywell, and Tyco International. Dr. Sood was instrumental in development and managed optical and optoelectronics technology for these companies as a manager in the optoelectronics group and worked to develop ribbon silicon solar cells, CdTe, CdS and HgCdTe, GaN/AlGaN, ZnO semiconductor devices. Many of the technologies and products developed have become large product lines at these companies.

Dr Sood was involved in design and development of solar cells at Mobil-Tyco Solar Energy Corporation now under the management of RWE-Schott Solar. He contributed to design and development of Silicon Ribbon solar cells and was instrumental in design improvements to enhance the solar cell efficiency of EFG ribbon solar cells. Dr Sood was also Senior Engineer at Tyco Laboratories, Inc., (Now Tyco International) where he built and set up optical and electronic measurement facilities for silicon p-n junction solar cells and developed processes for building high efficiency solar cells for space applications.  This work led to a joint venture with Kyoto Ceramics in Japan.

Dr. Sood has also led the development of optoelectronics and imaging devices using CdTe, HgCdTe, GaN and ZnO for various defense applications, including EO, IR and UV imaging, secure communications, and self-protection applications. Dr. Sood has led the efforts resulting in DARPA sponsorship of several Magnolia projects.  He has also led various industry and University teams bridging centers of excellence for material sciences across the United States.

Dr. Sood received his Ph.D. and M.S. in Engineering from the University of Pennsylvania and has an M.S. and a B.S. in Physics (Honors) from Delhi University in India.  At the University of Pennsylvania, he was part of the Optical/Semiconductor Materials technology group, where he attended Physics courses given by two Nobel Laureates.  His Ph.D. dissertation was on the study of optoelectronic properties of PbS/CdS for detector and laser applications in the visible to near infrared spectral bands.  Dr. Sood has also taken several management courses and also attended professional development programs organized by the Wharton School at the University of Pennsylvania.  Dr. Sood is a member of IEEE and the SPIE. He has chaired sessions on optical and nanotechnology at conferences of those organizations. He has also been on several expert panels for future direction of Thin Film Solar Cells.

Dr. Yash Puri, Executive Vice-President, Chief Financial Officer and Director

Dr. Yash R. Puri was appointed Executive Vice President and Chief Financial Officer of the Company upon closing of the Merger. He brings many years of photovoltaic technology and applications experience both in the private sector and in the academia. Dr. Puri brings experience in startup environment and growth management to the Magnolia team.

Previously,  Dr. Puri was VP of Finance for GT Equipment Technologies, Inc., (presently known as GT Solar, Inc., NASDAQ: SOLR), a privately held equipment manufacturer serving the semiconductor and the photovoltaic industries. He helped this high technology startup, formed in 1994. The company won many rewards and much recognition; it was a New England finalist in the Ernst & Young Entrepreneur of the Year award.

Dr. Puri is also a Professor of Finance at the University of Massachusetts. Dr. Puri was Principal Investigator of a photovoltaic commercialization project as well as several other grants, and has been a director of a technology commercialization program for engineering students, Chairman of the Management and Finance Department, and acting Associate Dean. In these positions, he successfully managed several externally funded projects and developed many years of experience in technology and growth management.

Dr. Puri holds a B.S. in Physics, a M.S. in Solid State Physics, and a M.B.A. from the University of Delhi.  He also holds a M.B.A. in Finance and a D.B.A. in International Business from Indiana University, Bloomington. He has published many papers and has made numerous conference presentations.

Executive Compensation

We have not had compensation arrangements in place for our executive officers and have not finalized any plan to compensate our executive officers in the future for their services. We intend to enter into employment agreements with our executive officers in the near future We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

Transactions with Related Persons, Promoters and Certain Control Persons

Loan Payable to Magnolia Optical Technologies, Inc.

Magnolia Solar has an unsecured, loan payable outstanding with Magnolia Optical Technologies, Inc., (“Optical”) a related party through common ownership. Optical provided necessary working capital for the Company in their initial period to assist them in the payment of certain consulting expenses. Optical advanced $20,000 to the Company from September 2008 through December 2008 and an additional $50,000 in September 2009. The $70,000 remains outstanding as of September 30, 2009.

These amounts accrue interest at three and one-half percent (3.50%) per annum. Interest for the nine months ended September 30, 2009 amounted to $552 and is reflected in the financial statements. Accrued interest as of September 30, 2009 on these loans is $659. There was $2 interest for the period January 8, 2008 (inception) through September 30, 2008 as there was $5,000 outstanding for an advancement made September 26, 2008.

License Agreement with Magnolia Optical Technologies, Inc.

Magnolia Solar entered into a 10-year, renewable, exclusive license with Optical on April 30, 2008 for the exclusive rights of the patented technology related to the application of Optical’s solar cell technology. Magnolia Solar in return for this license issued to the shareholders 7,130,000 shares of its common stock.

Magnolia Solar is amortizing the license fee over the 120 month term of the Agreement. Amortization expense through September 30, 2009 amounted to $50,504. The Company anticipates amortizing $35,650 per year. Magnolia Solar’s management has determined that the fair value of the license exceeds the book value and thus no further impairment or amortization is necessary as of September 30, 2009. Amortization expense for the nine months ended September 30, 2009 and period January 8, 2008 (inception) through September 30, 2008 was $26,737 and $14,854, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Director Independence

None of our directors is independent as defined under the Nasdaq Marketplace Rules.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Magnolia Solar Corporation. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Magnolia Solar Corporation

DATED: January 13, 2010	By:	/s/ Yash R. Puri
Yash R. Puri
Executive Vice-President and Chief Financial Officer